September 25, 2018

Moshe Mizrahy
Chief Executive Officer
InMode Ltd.
Tavor Building, Sha'ar Yokneam
P.O. Box 533
Yokneam 2069200, Israel

       Re: InMode Ltd.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted September 7, 2018
           CIK No. 0001742692

Dear Mr. Mizrahy:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Form F-1 amended September 7, 2018

Strong brand recognition, page 4

1. We note your response to prior comment 1; however, based on your disclosure on pages
       77-79, it appears you categorize your products as either minimally-invasive or non-
       invasive. Please tell us the portion of your revenue from each category, and tell us about any trends you are experiencing regarding the contribution to revenue of your products and handpieces.
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany 25, 2018
September NameInMode Ltd.
September 25, 2018 Page 2
Page 2
FirstName LastName
Leverage our existing technology..., page 5

2. We note your response to prior comment 2; however, it remains unclear how investors will have sufficient information from your disclosure to evaluate the significance of your reference to three new product platforms. For example, it is unclear how investors will know which new indications the new platforms are intended to address, if any. Also, it is unclear what are the remaining hurdles to completion of development. Please advise or revise. We may have further comment after you provide the status of any required regulatory clearances related to these platforms as you mention in your response.
We are exposed to market risks, including..., page 21

3. We note your response to prior comment 7 and your disclosure that the risks include changes in interest rates. Please expand your response to address all material risks from the nature of the marketable securities that you hold.
4. Please provide us a detailed analysis of the status of the company under Section 3 of the
         Investment Company Act of 1940.
We may become subject..., page 22

5. We note your response to prior comment 9. However, part of this risk factor appears to indicate that you are not subject to the laws mentioned and another part of the risk factor says you are in compliance with applicable laws. Please clarify which laws are applicable.
If we are unable to protect our intellectual property rights..., page 24

6.       Please reconcile your revised disclosure in response to prior comment
10 that
         "substantially all" of your revenues are derived in the United States and South Korea with your disclosure in the table on page 52 and your response to prior comment 18.
Third parties..., page 25

7. We note your response to prior comment 11. Please revise your risk factor to disclose the extent of your business derived from the intellectual property in dispute.
We may be subject to claims..., page 27

8. We note your response to prior comment 12; however, it remains unclear why it is not necessary to highlight related litigation in this risk factor to place in context the risk and your statement that you are not currently subject to the types of claims you cite. Please revise or advise.
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany 25, 2018
September NameInMode Ltd.
September 25, 2018 Page 3
Page 3
FirstName LastName
The use, misuse or off-label use of our products..., page 29

9. In an appropriate section of your document, please clarify the conditions and procedures for which you have received the required regulatory clearances to market your products.
         Also, tell us the conditions and procedures at issue in the letter from the FDA that you mention in your added disclosure. Tell us the portion of your revenue derived from those conditions and procedures, and provide us your analysis of whether there are any material litigation risks from third parties in addition to the disclosed risk of enforcement activity by the FDA.
As a "foreign private issuer," we are permitted..., page 37

10. We note your response to prior comment 14. Please revise to highlight how home country law differs from the requirements mentioned in this risk factor. Provisions of our amended and restated articles of association..., page 40

11. In an appropriate section of your document, please disclose the substance of your response to prior comment 16.
The tax benefits available..., page 40

12. We note your response to prior comment 15; however, from your disclosure that you have identified some conditions "among others" and that you must make specified investments and finance a percentage of investments, it remains unclear what material conditions you must satisfy to maintain the tax benefit. Please revise for clarity, and provide appropriate specificity.
Market, Industry and Other Data, page 43

13. We note your response to prior comment 17. Please tell us whether you commissioned any data disclosed other than for inclusion in your registration statement.
Components of Our Results of Operations, page 52

14. Please expand your response to prior comment 18 to provide us your analysis of how an investor may evaluate from your disclosure the significance of your statements regarding the United States market without information regarding the extent of your revenue from the United States. We note for example your disclosure about FDA regulation and the effect of sales mix between the United States and the rest of the world mentioned on page
         53.
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany 25, 2018
September NameInMode Ltd.
September 25, 2018 Page 4
Page 4
FirstName LastName
15. Please expand your response to prior comment 19 to provide us your analysis of whether disclosure of the extent of revenue derived from consumables separate from extended warranties and service contracts for each period presented would provide material information regarding the extent to which your non-consumables generate recurring revenue from consumables.
Revenues, page 52

16. Please disclose the substance of the first sentence of your response to prior comment 20, and tell us why your percentages are merely estimates.
Business, page 66

17. Please expand your response to prior comment 21 to tell us whether the before-and-after results differed from the results in the clinical studies. Also, tell us the extent of your involvement with the studies that you mention in your prospectus.
Our Solution, page 71

18. We note your response to prior comment 24 and your disclosure that the data supports many of your solutions. Please clarify which platforms are supported by the data; your disclosure on 75 appears to be a partial list. Also, balance your disclosure throughout your prospectus regarding clinical data with the information in your response to comment
         24 regarding the clinical data not providing you sufficient data to determine statistical significance.
19. Please reconcile the first sentence of this section and the last sentence of your response to prior comment 23.
Intellectual Property, page 83

20. We note your response to prior comment 25. Please clarify the extent to which the issued patents address the technology you describe.
International Regulations, page 90

21. We note your response to prior comment 13. Please revise your disclosure to clarify when your registration in Israel expires.
Employees, page 92

22. We note your disclosures like on page 57 suggesting an increase in the number of employees. Please disclose any significant change in the number of employees.
 Moshe Mizrahy
FirstName LastNameMoshe Mizrahy
InMode Ltd.
Comapany 25, 2018
September NameInMode Ltd.
Page 5
September 25, 2018 Page 5
FirstName LastName
Litigation, page 93

23. Please provide us your analysis of whether the International Trade Commission hearing that you mention on page F-42 should be addressed in this section or your risk factors.
Joint Venture Equity Interest Conversion Rights, page 112

24. We note your responses to prior comments 28 and 29. Please disclose the redemption terms, including who holds the option to redeem the interest. File the U.K. joint venture agreement and the waiver agreement as an exhibit to your registration statement, and tell us why you do not address the waiver in this section. We may have further comments after you provide all information requested which you represent you will provide in a subsequent amendment.
Principal Shareholders, page 114

25. We note your response to prior comment 30; however, it is unclear from footnote (2) to your table who beneficially owns the securities held by the entity named in the table.
         Please revise for clarity.
Transfer of Shares and Notices, page 118

26. We note your response to prior comment 31. Please tell us whether you intend to use the exceptions and reliefs previously disclosed.
Taxation, page 124

27. Your response to prior comment 32 appears to address only stamp taxes payable to the
         State of Israel in connection with the sale of your shares in this offering. Please provide information regarding the extent to which shareholders in the United States may be subject to other stamp taxes and the other charges that you mention on page 138.
Exhibits

28. Please file all attachments to exhibit 10.8. We note for example the reference to exhibit
         11.1.3 in section 12.1.3. Also, please note the last sentence of Regulation S-T Item 304(e)
         regarding information that filers may not present in a graphic or image file. With regard to exhibit 19.1.3, note the requirements of Regulation C Rule 403(c). Moshe Mizrahy
InMode Ltd.
September 25, 2018
Page 6

        You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Russell Mancuso,
Branch Chief, at 202-551-3617 with any other questions.



                                                         Sincerely,
FirstName LastNameMoshe Mizrahy
                                                         Division of
Corporation Finance
Comapany NameInMode Ltd.
                                                         Office of Electronics
and Machinery
September 25, 2018 Page 6
cc:       Brian D. Hirshberg
FirstName LastName